Exhibit 12.1

Computation of Ratio of Earning to Fixed Charges and Preferred Stock Dividends

Resolute Energy Corporation

Ratio of Earning to Fixed Charges and Preferred Stock Dividends

(in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	(1,526)	(161,631)	(764,633)	(25,990)	(178,485)
Fixed charges, excluding capitalized interest	46,077	53,534	67,384	35,845	33,499
Earnings	44,551	(108,097)	(697,249)	9,855	(144,986)
Fixed charges:
Interest expense, including capitalized interest	59,291	54,813	70,345	46,429	47,832
Estimate of interest within rental expense	2,628	2,851	3,026	4,356	4,198
Fixed charges	61,919	57,664	73,371	50,785	52,030

Preferred stock dividends (a)	6,475	1,184	—	—	—

Ratio of earnings to fixed charges and preferred stock dividends	(b)	(b)	(b)	(b)	(b)

(a)	The amounts disclosed herein for preferred stock dividends represent declared as of December 31, 2017 and accumulated but not yet declared dividends as of December 31, 2016.
(b)

Ratio is less than one; earnings are inadequate to cover fixed charges. The dollar amount of the coverage deficiency was $23.8 million, $166.9 million, $770.6 million, $40.9 million and $197 million for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013, respectively.